TS IMAGINE BROKERAGE SERVICES, LLC

Statement of Financial Condition

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2022

"Public"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67807

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TS IMAGINE BROKERAGE SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE PENN PLAZA, 49TH FLOOR
(No. and Street)

NEW YORK NY 10019
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JAMES B. AHLFELD (212) 739-0622 JAHLFELD@BIGAPPLEGRP.COM
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MAYER HOFFMAN McCANN, CPA'S
(Name – if individual, state last, first, and middle name)

1065 AVE OF THE AMERICAS, NY 10018
(Address) (City) (State) (Zip Code)

10/22/2003 199
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KATHERINE PEACHWAY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TS IMAGINE BROKERAGE SVCS, LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSH R. SATTEM
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SA0003244
Qualified in Queens County
Commission Expires 03/21/2027

Notary Public

Signature:

Title: CHIEF FINANCIAL OFFICER

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TS IMAGINE BROKERAGE SERVICES, LLC

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
TS Imagine Brokerage Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TS Imagine Brokerage Services, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mayer Hoffman McCann CPAs

We have served as the Company's auditors since 2007.

New York, New York
April 18, 2023

Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

5 Bryant Park at
1065 Avenue of the Americas
New York, NY 10018

Phone: 212.790.5700
Fax: 816.897.1387
mhmcpa.com

KRESTON GLOBAL

TS Imagine Brokerage Services, LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$ 621,883
Accounts receivable (Note 3)	122,977
	$ 744,860

LIABILITIES AND MEMBER'S CAPITAL

Due to affiliate (Note 4)	$ 243,764
Accounts payable	1,680
	245,444
Member's capital	499,416
	$ 744,860

See accompanying notes.

Note 1 - Nature of Business

TS Imagine Brokerage Services, LLC (a limited liability Company) (the "Company") was organized in Delaware on December 14, 2006 and serves as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. On February 14, 2022, the Company changed its name from TradingScreen Brokerage Services, LLC to TS Imagine Brokerage Services, LLC. The Company has been approved to refer institutional customers to other registered broker-dealers. The Company is a wholly-owned subsidiary of TS Imagine Intermediate Inc. (the "Parent"), formerly Telos Intermediate Inc. On April 30, 2021, the ownership of the Company was transferred from TS Imagine Inc (the "Affiliate") to the Parent. Both the Company and the Affiliate are part of the TS Imagine Group.

Because the Company is a limited liability Company, no member, director, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financials statement has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes transaction-based fee revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company has services agreements with third-party brokers from which the Company earns fees for facilitating the routing of customer trade orders for execution by the brokers. Under these agreements, the brokers transfer a portion of their commissions on such

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

executed trade orders to the Company in consideration for the Company's services. These monthly transaction-based fees are determined based either on a percentage of the net commissions earned by the brokers or on the volume of the trades routed and executed. These fees can also be variable based on volume discounts; however, the total fee is determined at the end of each month, which resolves any uncertainty in the transaction price. Fees are billed monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Payment is generally due within 30 days.

The Company does not have significant contract assets or liabilities at December 31, 2022. There are no unsatisfied performance obligations at December 31, 2022.

Allowance for credit losses

Accounts receivable are typically due either upon invoicing or within thirty days. The Company utilizes the credit loss model for calculating its allowance for credit losses. At December 31, 2022, the Company determined that no allowance for credit losses is necessary.

Income Taxes

A limited liability Company is not a tax paying entity at the corporate level. The Company is part of a consolidated group for tax return filing purposes and is not required to include in their separate financial statements amounts of consolidated and deferred taxes. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes.

The Company follows the provisions of FASB ASC 740, "Income Taxes", related to the accounting for uncertainty in income taxes. As of December 31, 2022, the Company has no unrecognized tax benefits. The Company is subject to the examination for New York City Unincorporated Business Tax for 2019 and thereafter.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains its cash balance at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. To date, the Company has not experienced any losses on its account.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, short collection terms and monitoring procedures. At December 31, 2022, six customers accounted for 81% of the company's accounts receivables, with one accounting for 48%.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement with its Affiliate (former parent) whereby certain indirect costs of the Affiliate, such as rent, administrative expense and audit fees, are allocated to the Company. The Affiliate also provides the Company use of the technology platform and infrastructure which is developed, maintained and serviced by the Affiliate. As of December 31, 2022, $243,764 is outstanding.

Note 5 - Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $376,439 which exceeded the minimum requirement of $16,363 by $360,076. The Company's ratio of aggregate indebtedness to net capital was 0.65 to 1.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through April 18, 2023, which is the date the financial statements were available to be issued. No significant events occurred subsequent to December 31, 2022.